Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

At March 31, 2023

Unaudited condensed consolidated statements of loss and other comprehensive loss

		Three months ended March 31,
		2023	2022
	Notes	€	€
Research and development expenses	3	(13,744,431)	(13,514,488)
General and administrative expenses	4	(7,331,596)	(5,865,006)
Total operating expenses		(21,076,027)	(19,379,494)
Finance (expense) income	6	(1,494,265)	3,391,179
Loss before income tax		(22,570,292)	(15,988,315)
Income taxes	7	(60,657)	(38,715)
Net Loss		(22,630,949)	(16,027,030)
Other comprehensive income (Loss)
Exchange (losses) gains arising on translation of foreign operations		(30,509)	8,680
Total comprehensive loss attributable to:
Equity holders of the Company		(22,661,458)	(16,018,350)
Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	19	(0.67)	(0.48)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of financial position

		March 31, 2023	December 31, 2022
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	199,224	193,474
Right of use assets	9	381,652	432,965
Deferred tax assets	7	90,062	259,803
Current assets
Receivables	10	394,082	382,468
Other current assets	11	11,554,398	4,626,844
Cash and cash equivalents	12	135,181,223	161,837,429
Total assets		147,800,641	167,732,983

Equity and liabilities
Equity
Share capital	13	4,059,724	4,057,976
Share premium		289,452,258	289,177,197
Other reserves		22,475,537	20,169,459
Currency translation reserve		12,781	43,290
Accumulated loss		(186,852,641)	(164,188,892)
Total equity		129,147,659	149,259,030

Long term liabilities
Non-current lease liability	9	158,398	249,418
Current liabilities
Trade and other payables	14	8,030,293	6,685,080
Accrued liabilities	15	9,883,925	10,890,749
Current lease liability	9	228,120	187,404
Current tax payable		352,246	461,302
Total liabilities		18,652,982	18,473,953
Total equity and liabilities		147,800,641	167,732,983

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2023 and March 31, 2022

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2022		3,978,226	278,742,900	9,774,416	25,928	(87,568,401)	204,953,069
Net Loss		—	—	—	—	(16,027,030)	(16,027,030)
Issue of share capital	13	60	8,279	—	—	—	8,339
Transaction costs on issue of shares		—	(250)	—	—	—	(250)
Currency translation reserve		—	—	—	8,680	—	8,680
Share-based payments	18	—	—	1,946,938	—	—	1,946,938
Balance at March 31, 2022		3,978,286	278,750,929	11,721,354	34,608	(103,595,431)	190,889,746
Balance at January 1, 2023		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Net Loss		—	—	—	—	(22,630,949)	(22,630,949)
Currency translation reserve		—	—	—	(30,509)	—	(30,509)
Settlement of share-based payments		1,748	275,061	(276,809)	—	(32,800)	(32,800)
Share-based payments	18	—	—	2,582,887	—	—	2,582,887
Balance at March 31, 2023		4,059,724	289,452,258	22,475,537	12,781	(186,852,641)	129,147,659

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31,

		2023	2022
	Notes	€	€
Operating activities
Loss before tax		(22,570,292)	(15,988,315)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	2,582,887	1,946,938
Depreciation expense	4	61,869	32,850
Net foreign exchange (gain) loss	6	1,595,478	(3,436,187)
Finance expense (income)	6	(101,213)	40,311

Changes in working capital:
Increase (decrease) in receivables		(11,614)	31,065
Increase in other current assets		(6,927,554)	(3,275,589)
Increase in trade and other payables		1,215,762	854,291
(Decrease) increase in accrued liabilities		(1,101,550)	1,963,578
Income taxes paid		(2,270)	—
(Paid) received interest		53,712	(50,134)
Net cash flows used in operating activities		(25,204,785)	(17,881,192)

Investing activities
Purchase of property, plant and equipment	8	(19,038)	(26,372)
Net cash flows used in investing activities		(19,038)	(26,372)

Financing activities
Proceeds from issue of shares	13	—	8,339
Transaction costs on issue of shares		—	(102,443)
Payment of principal portion of lease liabilities	9	(56,752)	(16,022)
Net cash flows used in by financing activities		(56,752)	(110,126)

Net decrease in cash and cash equivalents		(25,280,575)	(18,017,690)
Cash and cash equivalents at the beginning of the period		161,837,429	209,353,132
Effect of exchange rate changes		(1,375,631)	3,439,302
Cash and cash equivalents at the end of the period	12	135,181,223	194,774,744

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.

The Company’s registered office is located at Emmy Noetherweg 2, Leiden. It has been registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as of March 31, 2023 and December 31, 2022, and for the three months ended March 31, 2023 and 2022 were authorized for issue in accordance with a resolution of the directors on May 8, 2023.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as March 31,
Name	Legal seat	incorporation	2023	2022
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%

The ultimate parent company

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2022 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements prepared in accordance with IFRS as issued by the IASB.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

Revision of prior period loss per share

In the period ended June 30, 2022, the Company determined that it had incorrectly computed the weighted average number of ordinary shares outstanding used as denominator in calculating its basic and diluted loss per share in previously issued interim financial statements. This error had no impact on the Company’s operating expenses, or loss for the period, and had no impact on the Company’s consolidated statements of financial position, consolidated statements of changes in equity or consolidated statements of cash flows.

The Company assessed the materiality of these errors on the previously issued condensed consolidated interim financial statements and concluded that the errors were not material to any period presented. The impact of the revision of the previously issued interim financial statements is as follows:

As reported vs revised ‘weighted average number of shares’:

	As reported weighted average number of shares (YTD)	Revision of weighted average number of shares (YTD)

Q1 2022	33,135,821	33,151,892

As reported vs revised ‘basic and diluted loss per share’:

	As reported weighted average number of shares (YTD)	Revision of weighted average number of shares (YTD)
	€	€
Q1 2022	(0.48)	(0.48)

2.2 Going concern

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. These therapies will need to go through clinical development trials to achieve regulatory approval for commercialization. Therefore, Pharvaris is incurring annual research and development and other operating costs, and has no revenues to date. As such, Pharvaris anticipates on-going negative operating cash flows for the foreseeable future before the company has a product candidate ready for commercialization, if at all. This makes the Group dependent on external capital sources, debt capital and equity capital. Historically, the Group has obtained financing primary through the offering of equity securities.

As of March 31, 2023 and December 31, 2022 the Group had cash of €135.2 million and €161.8 million, respectively. The Group incurred net losses of €22.6 million in the three months ended March 31, 2023 and €16.0 million in the same period in 2022 and negative operating cash flows of €25.2 million and €17.9 million in the three months ended March 31, 2023 and the three months ended March 31, 2022 respectively.

The Group does not expect positive operating cash flows in the foreseeable future and remains dependent on additional financing to fund its research and development expenses, general and administrative expenses and financing costs. The Group believes that the available cash balances are sufficient to execute the Group’s operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of these unaudited interim financial statements. Accordingly, the unaudited interim financial statements have been prepared on a going concern basis.

The future viability of the Group is dependent on its ability to successfully develop and commercialize its products and its ability to raise additional capital to finance its operations. The Group will need to finance its operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although the Group has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Group, if at all. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.4 Change in significant accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2022.

3. Research and development expenses

	For the three months ended March 31,
	2023	2022
	€	€
Personnel expenses (Note 5)	(4,217,700)	(2,529,171)
Clinical expenses	(4,868,447)	(6,566,065)
Nonclinical expenses	(2,751,198)	(816,125)
Manufacturing costs	(1,907,086)	(3,464,524)
Intellectual Property costs	—	(138,603)
	(13,744,431)	(13,514,488)

Development expenses are currently not capitalized but are recorded in the unaudited condensed consolidated statements of profit or loss and other comprehensive income because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.

Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

4. General and administrative expenses

	For the three months ended March 31,
	2023	2022
	€	€
Personnel expenses (Note 5)	(3,301,584)	(2,444,883)
Consulting fees	(177,869)	(177,912)
Professional fees	(882,470)	(884,000)
Accounting, tax and auditing fees	(359,353)	(304,498)
Facilities, communication & office expenses	(1,491,273)	(1,628,098)
Travel expenses	(322,733)	(143,754)
Other expenses	(796,314)	(281,861)
	(7,331,596)	(5,865,006)

In 2022 and 2021 the Group entered into a number of lease arrangements (refer to note 9. Leases), which were assessed to be short-term leases (with a lease term of 12 months equaling its non-cancellable period).

Depreciation expense in the first three months of 2023 was €61,869 (2022: €32,850), which related to property, plant and equipment and leases and is included in the 'Other expenses' line.

5. Personnel expenses

	For the three months ended March 31,
	2023	2022
	€	€
Wages and salaries	(4,204,384)	(2,565,583)
Pension charges	(288,883)	(178,544)
Other social security charges	(443,130)	(282,989)
Share-based payments	(2,582,887)	(1,946,938)
	(7,519,284)	(4,974,054)

The average number of staff (in FTEs) employed by the Group in the three months ended March 31, 2023 was 66 (2022:41).

6. Finance (expense)/income

	For the three months ended March 31,
	2023	2022
	€	€
Foreign exchange differences	(1,595,478)	3,436,187
Interest expenses over bank balances	106,527	(45,060)
Other finance expenses	(5,314)	52
	(1,494,265)	3,391,179

7. Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full year basis (P&L) and subsequently allocated using the expected full year effective tax rate. The discrete items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/ income.

	For the three months ended March 31,
	2023	2022
	€	€
Income tax expense	(60,657)	(38,715)
Income tax expense	(60,657)	(38,715)

The tax expense over the three months ended March 31, 2023 and 2022 relates to the Company's U.S. subsidiary as the result of a cost-plus agreement between the U.S. and the Company’s principal entity, resulting in an estimated taxable profit in the U.S.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended March 31,
	2023	2022
	€	€
Loss before income tax	(22,570,292)	(15,988,315)
Income tax against statutory rate in The Netherlands (25.8%)	5,823,135	4,124,985
Effect of tax rates in other countries	(3,244,604)	(2,806,044)
Current period losses for which no deferred tax asset has been recognized	(2,516,131)	(1,252,290)
Non-deductible expenses	(123,057)	(105,366)
Total tax charge	(60,657)	(38,715)

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year, bearing in mind the impact of non-discrete and discrete items. Non discrete items in the income tax expense are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Discrete items in the income tax expense are recognized for the applicable statutory tax rate.

The (estimated) average annual tax rate used for the three months ended March 31, 2023 is (0.3)%, compared to (0.2)% for the three months ended March 31, 2022. For the three months ended March 31, 2023 and 2022 no discrete items are applicable. Hence, tax expense is in line with estimated effective tax rate.

The Current period losses for which no deferred tax asset has been recognized mainly consists of the unrecognized tax effect of losses incurred in Switzerland.

The differences in the overseas tax rates are due to the lower tax rate in Switzerland and the higher tax rate in the

USA compared to the statutory income tax rate in the Netherlands.

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

Deferred tax

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit and loss and other comprehensive income for the Dutch fiscal unity.

8. Property, plant and equipment

	March 31, 2023	December 31, 2022
Net book value	€	€
Balance at beginning of period	193,474	108,098
Additions	19,038	124,296
Depreciation expenses	(13,288)	(38,920)
Balance at end of period	199,224	193,474

	March 31, 2023	December 31, 2022
Cumulative depreciation	€	€
Balance at beginning of period	(65,526)	(26,606)
Depreciation	(13,288)	(38,920)
Balance at end of period	(78,814)	(65,526)

	March 31, 2023	December 31, 2022
Cumulative Costs	€	€
Balance at beginning of period	259,000	134,704
Additions	19,038	124,296
Balance at end of period	278,038	259,000

During the three months ended March 31, 2023, the Group acquired assets with a cost of €19,038 (December 31, 2022: €124,296). The acquisitions were mainly related to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right-of-use assets:

	March 31, 2023	December 31, 2022
	€	€
Balance at beginning of period	432,965	243,251
Addition	—	303,734
Depreciation charges	(48,581)	(114,020)
Impact of transaction of foreign currency	(2,732)	—
Balance at end of period	381,652	432,965

The following table provides information about the Group’s lease liabilities at March 31, 2023:

	March 31, 2023	December 31, 2022
	€	€
Office leases	(386,518)	(436,822)
Total lease liability	(386,518)	(436,822)
Current portion	(228,120)	(187,404)
Non-current portion	(158,398)	(249,418)

Office leases consist of a lease agreement entered into on June 1, 2021 for office space in Lexington, United States of America, or the U.S., and a lease entered into on December 1, 2022, for offices in Leiden, The Netherlands. Both leases have terms of three years and were assessed as being long-term.

The average incremental borrowing rate applied to the lease liabilities was 7.77% during the three months ended March 31, 2023 (March 31, 2022: 2.91%). Cash outflows related to leases during the three months ended March 31, 2023 and 2022 were €56,752 and €16,022, respectively.

10. Receivables

	March 31, 2023	December 31, 2022
	€	€
VAT receivables	394,082	382,468
	394,082	382,468

11. Other current assets

	March 31, 2023	December 31, 2022
	€	€
Prepayments	10,858,680	4,044,255
Other assets	695,718	582,589
	11,554,398	4,626,844

Prepayments mainly relate to prepaid insurance, sign-on bonus to personnel, prepaid R&D expenses and rent.

Other assets mainly consist of deferred transaction costs related to Group’s in-process equity financing. The company defers the transaction costs related to any in-process financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.

12. Cash and cash equivalents

Cash and cash equivalents comprise of cash in bank and are not subject to any restriction.

13. Equity

On March 31, 2023, the Company’s authorized share capital amounted to €14,100,000 divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of €0.12. As of March 31, 2023 and 2022, the total number of ordinary shares issued was 33,831,029 and 33,152,381, respectively. As of December 31, 2022, the total number of issued shares was 33,816,459.

As of March 31, 2023 and 2022, the issued share capital totaled €4,059,723 and €3,978,286, respectively. On December 31, 2022, the issued share capital totaled €4,057,976.

In March 2022, the Company filed a Form F-3 Registration Statement and prospectus with the Securities and Exchange Commission relating to an at-the-market program providing for the sales from time to time of up to $75,000,000 of its ordinary shares pursuant to a Sales Agreement with SVB Securities LLC.

Ordinary shares hold the right to one vote per share.

As of March 31, 2023, the Company sold a total of 588,100 ordinary shares in two different transactions under the sales agreement generating total net proceeds of $9,698,504 (€9.2 million), after deducting $299,954 (€308,000), which was payable to SVB Securities as commission in respect of such sales. No ordinary shares were sold in the first quarter of 2023.

Issued shares

	March 31, 2023	December 31, 2022
	Number of shares	Number of shares
Ordinary shares	33,831,029	33,816,459
	33,831,029	33,816,459

14. Trade and other payables

	March 31, 2023	December 31, 2022
	€	€
Trade payables	7,406,237	5,979,168
Tax and social security liabilities	624,056	705,912
	8,030,293	6,685,080

15. Accrued liabilities

	March 31, 2023	December 31, 2022
	€	€
Consulting, professional and audit liability	763,963	642,662
Clinical accrued liabilities	3,129,631	3,824,468
Manufacturing accrued liabilities	2,815,499	2,285,584
Pre-clinical accrued liabilities	1,798,678	885,030
Personnel related accruals	1,323,739	2,971,068
Other accrued liabilities	52,415	281,937
	9,883,925	10,890,749

16. Risk management activities

The Group’s risk management activities are the same as disclosed in note 17 of the consolidated financial statements for the year ended December 31, 2022.

17. Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

18. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the three months ended March 31, 2023.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs
Outstanding January 1, 2023	3,181,538	€9.69	795,694
Granted	—	—	11,280
Exercised	—	—	(17,695)
Forfeited	—	—	(21,893)
Outstanding March 31, 2023	3,181,538	€9.69	767,386

As of March 31, 2023, a total number of 1,737,785 stock options are exercisable (March 31, 2022: 524,906).

During the three months ended March 31, 2023 a total of 11,280 RSUs were granted to employees that joined the Group in the same period. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.

The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates were February 1, 2023 and March 1, 2023. The share closing price was $9.50 and $8.29 at February 1, 2023 and March 1, 2023, respectively.

For the three months ended March 31, 2023, the Group recognized €2,582,887 of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (three months ended March 31, 2022: €1,946,938).

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three months ended March 31, 2023 and March 31, 2022.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

	For the three months ended March 31,
	2023	2022*
	€	€
Net Loss	(22,630,949)	(16,027,030)
Weighted average number of ordinary shares outstanding	33,823,924	33,151,892
Basic and diluted loss per share	(0.67)	(0.48)

(*) This has been revised. Refer to Note 2.1.

20. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Commitments

The Group’s contractual obligations and commitments as of March 31, 2023 amounted to €26,7 million, (December 31, 2022: €28 million) primarily related to research and development commitments.

The Group had no contingent liabilities and no contingent assets as of March 31, 2023 and 2022.

21. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Charité Research Organisation GmbH (Charité CRO)

Dr. Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since the Company's inception, was a member of the board of Charité Research Organisation GmbH, or Charité CRO until February 28, 2022. The Company has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Company. The aggregate transaction value of the transactions with Charité CRO during the three months ended March 31, 2023 and 2022 were €357,528 and €nil, respectively. The outstanding balances with Charité CRO amount to €332,608 on March 31, 2023 and €111,208 at December 31, 2022, respectively.

Key management personnel compensation

	For the three months ended March 31,
	2023	2022
	€	€
Short term employee benefits	1,083,441	749,165
Post employee benefits	50,431	45,382
Share-based payments	1,524,994	1,230,634
Total	2,658,866	2,025,181

No stock options were granted to key management during the three months ended March 31, 2023. Refer to note 18 for disclosures on the share-based payments.

The Group engages several management entities for the purpose of providing key management services to the Group. The aggregate value of transactions related to key management personnel, or entities which they control were €261,502 and €268,493 in the three months ended March 31, 2023 and 2022 respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per March 31, 2023 and December 31, 2022 were €834,560 and €1,162,963, respectively.

22. Events after the reporting period

The Company has evaluated subsequent events through May 8, 2023, which is the date the condensed consolidated interim financial statements were authorized for issuance, and did not identify any significant event after reporting period that needs to be disclosed.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, May 8, 2023

Pharvaris N.V.

Board of Directors

B.A.E. Modig	A.M. de Jonge Schuermans

E. Björk	R.H. Glassman

D.P. Meeker	J.G.C.P. Schikan

V. Monges